Exhibit 21.1

Realm Therapeutics plc
List of Subsidiaries

Subsidiary	Jurisdiction

Realm Therapeutics, Inc.	Delaware
PuriCore Europe Limited	England and Wales
PuriCore Scientific Limited	England and Wales